UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

USA Compression Partners, LP
(Exact name of the registrant as specified in its charter)

Delaware	1-35779	75-2771546
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

111 Congress Avenue, Suite 2400 Austin, Texas	78701
(Address of principal executive offices)	(Zip code)

Christopher W. Porter (512) 473-2662
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.
☒    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01     Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form SD is included in Exhibit 2.01 hereto.
Section 3 – Exhibits
Item 3.01     Exhibits

Exhibit Number	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

USA COMPRESSION PARTNERS, LP

		By:	USA Compression GP, LLC,
its General Partner

Date:	September 25, 2024	By:	/s/ Christopher W. Porter
Christopher W. Porter
Vice President, General Counsel and Secretary